Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Filing of 2019 Annual Report on Form 20-F

BEIJING, China, April 30, 2020 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today announced that on April 29, 2020, it filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 with the U.S. Securities and Exchange Commission (the "SEC"). An electronic copy of the annual report on Form 20-F can be accessed on Xinyuan's investor relations website at http://ir.xyre.com/financials/annual-reports and on the SEC's website at www.sec.gov (http://www.sec.gov/). Shareholders may receive a hard copy of Xinyuan's audited financial statements for the fiscal year ended December 31, 2019 free of charge upon request. Requests should be submitted to irteam@xyre.com (mailto:irteam@xyre.com).

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian
Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com